FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                15 November 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. NAPS DEFICIT FUNDING AGREED




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  15 November 2006



                                INDEX TO EXHIBITS



Exhibit No.1            Description

                        NAPS DEFICIT FUNDING AGREED







NAPS DEFICIT FUNDING AGREED

British Airways and the trustees of the New Airways Pension Scheme (NAPS) have agreed in principle a ten year funding plan to tackle its GBP2.1 billion deficit.


The airline will increase its one-off cash injection from GBP500 to GBP800 million and offer to pay up to GBP50 million a year for the next three years subject to the airline's year end cash balances remaining above GBP1.8 billion and on staff accepting future benefit changes.


The agreed funding plan between the company and trustees assumes an increase in British Airways' annual contributions to over GBP250 million and close to the value of the proposed members benefit reductions.


The benefit reductions include raising the normal retirement age to 65, a lower accrual rate, inflation capped pensionable pay increases, capped pension increases on retirement and sharing life expectancy. NAPS will remain a final salary scheme.


British Airways' chief financial officer Keith Williams, said: "I am pleased to announce an agreement in principle with the Trustees on this important issue. This funding plan will secure our past and future pensions. It is the right way forward for NAPS, our staff and for the company.


"The GBP800 million cash payment into NAPS is a very significant injection into the fund relative to the company's market capitalization. Together with the benefits changes, more than half the deficit will be tackled immediately".


The airline has been consulting with its trade unions on the proposed benefit changes and is scheduled to meet them tomorrow (16 November). The trustees are keen for the company and its trade unions to reach a common understanding.



                                      ends



November 15, 2006                      118/KG/06



Note to editors:



- The NAPS actuarial deficit has risen from GBP928 million in 2003 to GBP2.1 billion despite a doubling of BA's contributions and a recovery of the stock market.

- BA's contribution to NAPS last year was GBP235 million - the equivalent of five times members' contributions. Without future benefit changes, contributions would have to increase to GBP497 million per annum.

- On advice from Price Waterhouse Coopers, the trustees have said BA could not afford contributions much above current levels and could not use all its cash reserves to pay off all the deficit because it would put the "long term viability of BA in jeopardy".

- Under the proposal BA will pay around GBP250 million by 31 December and GBP550 million in April next year. The payments are conditional upon acceptance of the proposals.

- In addition the company will provide financial guarantees to NAPS of GBP150 million. These will fall away if the additional payments are made into the fund.

-  NAPS has 33,794 active members, 20,269 deferred and 15,185 pensioners.

- The airline closed NAPS to new members in 2003 but members continue to accrue benefits.

- In 2003, the airline introduced British Airways' Retirement Plan (BARP) for new joiners, including chief executive Willie Walsh who joined in May 2005. BARP is a defined contribution scheme.



Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.



Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.



                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                        Tel: +44 (0) 20 8738 694